Invest in Atom Limbs

Software | Hardware | Technology | Medical Device | Life Science

The world's first mind-controlled bionic arm

ATOMLIMBS.COM SAN FRANCISCO CALIFORNIA


QUARTZ



When I was 24, my dad got lung cancer. He passed away soon after. That's when I learned that life is short. Ever since, I've only wanted to work on meaningful things, impactful to humanity at large. After 10 years in development, we've created the world's first mind-controlled and most advanced bionic arm.

Tyler Hayes CEO @ Atom Limbs

Why you may want to invest in us...

1. AI-powered mind control. Restores sense of touch. Full finger dexterity. 200 sensors. Curls 45lbs.
2. CEO prev. cofounder of Bebo (acq. by Amazon). Team: Johns Hopkins, Apple, IDEO, Intel, NASA.
3. $120M grant from Dept of Defense & DARPA used for R&D last 15 years.
4. 100+ member waitlist. Trialed by 20 amputees, quadriplegics, military, teleoperations.
5. Backed by VILLAGE Global whose LPs include Bill Gates, Reid Hoffman, Jeff Bezos.
6. Founding team incl. original designers & engineers of iMac, Da Vinci Surgical Robot, NASA Simulink

Why investors ❤ us

WE'VE RAISED $370,728 SINCE OUR FOUNDING



I invested in Atom Limbs because of their mission: create a Mind Controlled Bionic Arm for amputees. Technology like this felt impossible a decade ago, but now Atom can actually improve the lives of those who have lost a limb.

Investments are really about the team behind the company, Tyler is a serial entrepreneur that has the right combination of future vision, ability to execute at the highest level and skills needed to make this happen. He's also put together an all star founding team that has worked on the inventing this technology for years.

The great part about this investment is when Atom Limbs succeeds a lot of lives will have been changed for the better!

Furqan Rydhan Furqan Rydhan

LEAD INVESTOR | INVESTING $25,000 THIS ROUND & $25,000 PREVIOUSLY



The future of prosthetics is paramount

Nolan Keegan



I hired Tyler the Techie many years ago and he did a good job; so figured what the heck. Actually Tyler is a savvy, intelligent and compassionate visionary and Atom Limbs is an amazing opportunity that will vastly improve the lives of thousands of clients as well as their families and society.

Nick Naumann

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Tyler Hayes
CEO
Previously co-founder of Bebo (acquired by Amazon). Neuroscience at St. Olaf.



Doug Satzger
CDO
30+ years leading Industrial Design at Apple, IDEO, Intel, and Palm.



Joe Moak
CTO
20 years leading engineering at NeuroPace, St. Jude Medical, Seismic, Apple.



Mark Salada
CRO
20+ years robotics & haptics at Intuitive Surgical, NASA projects at Johns Hopkins APL, and Apple.



Bobby Armiger
Team Lead at JHU APL
Team lead on prototype. Biomedical Engineer and Principal Staff at Johns Hopkins APL.

In the news

Downloads

Atom Limbs Deck.pdf

We're building the most advanced artificial arm in the world.

Atom Limbs is creating the world's *first* mind-controlled and most advanced bionic arm. To start, we're selling it to amputees and people who suffered limb loss. We spent the last 15 years prototyping this arm. Now, the arm is finally moving from the clinical stage to the commercial stage.


Atom Touch
Watch later
Share


Atom Touch concept arm
Watch later
Share

Trialed by 20 amputees and quadriplegics.

As well as tested by the military and teleoperations.


ATOM LIMBS
Johnny Matheny piloted his bionic arm for a year.


ATOM LIMBS
Les Baugh controls 2 bionic arms.


ATOM LIMBS
Melissa Loomis has a restored sense of touch from the bionic arm.


ATOM LIMBS
PBS Newshour's Miles O'Brien grasps an object remotely.

We have the **expertise** to build this

We've done this before. CEO Tyler Hayes cofounded Bebo, which was acquired by Amazon. We bring 40+ years of experience from John Hopkins, Apple, IDEO, Intel, NASA, and more.


ATOM LIMBS
We are a world-class team in robotics and neuroscience.
Tyler HAYES
CEO
Previously, cofounder of Bebo (acq. Amazon). Neuroscience at St. Olaf.
Doug SATZGER
CDO
30+ years leading Industrial Design at Apple, IDEO, Intel, and Palm.
Joe MOAK
CTO
20 years leading Engineering at NeuroPace, St. Jude Medical, Seismic, and Apple.
Mark SALADA
CRO
20+ years in Robotics & Haptics at Intuitive Surgical, NASA projects at Johns Hopkins APL, and Apple.
NASA
JOHNS HOPKINS
APPLIED PHYSICS LABORATORY
INTUITIVE
ST. JUDE MEDICAL

So we made the **Atom Touch**

This is a revolutionary human-scale robotics and neural control breakthrough.


ATOM LIMBS
Introducing the new Atom Touch!


ATOM LIMBS
The Atom Touch is controlled by your thoughts.
1
2
3
Your thoughts become
nerve signals in your muscles...
...and it moves naturally
just as you intend!
Atom Touch "hears" them through your skin...


ATOM LIMBS
The Atom Touch restores tactile feedback (beta).


ATOM LIMBS
The Atom Touch has the all the movement and strength of a human arm.
45 lbs bicep curl
26 joints
70 lbf grasp force
Weighs only 10 lbs
360° finger rotation

Our prototype received a **$120M** grant from **DARPA**

...the US Defense Advanced Research Projects Agency, along with DOD, the VA, and other partners.


ATOM LIMBS
Our Partners and Advisors are unsurpassed.
15 years in R&D // $120M in funding from DARPA
APL JOHNS HOPKINS
APPLIED PHYSICS LABORATORY
DARPA
Original Inventors
Eric Faulring
Lead roboticist on prototype. Chief Engineer at HDT.
Bobby Armiger
Principal engineer on prototype. Applied physicist at DARPA and Johns Hopkins APL.
Advisors
Albert Chi, M.D., OHSU
Chief Clinical Officer at Atom Limbs. Leading TMR surgeon in US.
Jared Seehafer
CEO of Enzyme, FDA + Clinical Trials
Shawn Becker
CEO of Silvercat Advisors, Medicare + reimbursement
Navy Cmdr Jonathan Forsberg, M.D. Ph.D.
Director, Osseointegration Program, Department of Defense
Our medical advisors are developing pioneering techniques that enable this technology to give lasting benefits to people around the world.

What's **next**


ATOM LIMBS
Fund the future of Human Body 2.0 and artificial limbs.
Roadmap to Human Body 2.0
Production-Intent Architecture
FDA Pre-Submission
Phase I & II SBIR Funding
User-Tested Industrial Design
Upgraded Deep Learning
Line-of-Sight to Supply Chain

Join us in building the **Human Body 2.0**

...and the future of artificial limbs!

We're building the future of Human Body 2.0 and artificial limbs.

Sound exciting? Join us! If you share our crazy, we want you riding in this car with us.

We believe in building in public. That means funding in public too.

We have world-class investors backing us.

But we also believe *anyone* should be able to invest in startups, at any stage.

Not just professional investors. And not having to wait for an IPO. No more gatekeepers.

We're making mind-controlled bionic arms! They're real!

And now you're about to be part of it ▯ Welcome to our bionic future

Investor Q&A

— COLLAPSE ALL

What does your company do?

Atom Limbs is creating the world's first mind-controlled and most advanced bionic arm. To start, we're selling it to amputees and people who suffered limb loss. We're in conversation with several non-med robotic organizations too — from agriculture, deep sea, hazardous environments, factory ad hoc assembly, and more. We are currently moving from the clinical stage to the commercial stage, aiming to ship to the market in 2022.

Where will your company be in 5 years?

In 5 years, we hope to have sold 1,000 of our initial Atom Touch arms ($100K-$300K each). We hope to be moving to the Atom Touch V2 at a lower price point ($30K-$50K). We want to emphasize that the Atom Touch arm is poised for both medical and non-medical markets. These future projections cannot be guaranteed.

Why did you choose this idea?

When I was 24, my dad got lung cancer. He passed away soon after. That's when I learned that life is short. Ever since, I've only wanted to work on meaningful things, impactful to humanity at large. After 10 years in development, we've created the world's first mind-controlled and most advanced bionic arm.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The time is now. It was literally impossible to make Atom Limbs a few years ago. We are the only ones to have invented this.

Firstly, the cost of production was too high — at about $1M per bionic arm. Now, this cost was brought down due to technological advancements and our prototyping.

Secondly, machine learning (ML) was good before but not at the level to achieve what we've achieved today. ML and artificial intelligence (AI) play a massive role in how this arm works as well as it does. A person just needs to put the bracelet around their residual limb and think about where they want to move before their muscles send nerve signals to the arm, thereby moving it.

How far along are you? What's your biggest obstacle?

This arm has been in R&D for over 15 years. Johns Hopkins Applied Physics Lab received part of a $120M grant from DARPA (the US Defense Advanced Research Projects Agency) and spent the last 15 years prototyping it.

Two years ago Atom Limbs and APL started working together. We currently have an exclusive option agreement with APL, and intend to negotiate a licensing agreement after the Wefunder campaign.

Since then, 20 people have used the arm ranging from one day to one year for our take-home studies. Early clinical trials show that the arm performs better than the existing alternatives.

Who are your competitors? Who is the biggest threat?

Our competitors are years away — we've got time and money on our side with 15 years in development and the $120M grant from the government (DARPA).

That said, we would group our competition into two categories:

1) Alternative prosthetic arms for amputees: Notably, Ottobock and Ossur, which are both European-based. These two companies represent 80% of the prosthetic market in the world. They do not innovate themselves, but rather acquire smaller companies.

2) Other advanced robotic hands. Quite frankly, the hand is the hard part as it needs fine control. Shadow Robot (just a hand, not an arm) is one competitor with good dexterity. However, you can't give it to an amputee — as an academic research hand, it isn't robust for the public yet as water and dust can get in it and it breaks immediately. Other competitors include Universal Robots and Miso Robotics. However, they merge an arm and a hand to have a robot cook for you in the kitchen, which is struggling to sell.

All in all, there are arms out there, however, they are not mind-controlled. They are not intuitive and amputees often complain about them. They can't control their fingers and plus, the arm breaks easily and takes weeks to fix. Bionic legs are widely adopted, but arms are much harder to adopt — so we're changing that.

What do you understand about your business that others don't get?

There's a giant gap in the prosthetic industry today between leg and arm amputees. These two are VERY different markets. 4 in 5 leg amputees use their prosthetic leg. However, only 1 in 5 arm amputees use their prosthetic arm. This is bad. Arm amputees can't do very much.

How will you make money?

We will make money by selling the product to medical markets at $100K per arm with 50% margins. This is roughly in line with competition today ($50K-100K). This will be billed through insurance, so no one will pay out of pocket. In the future, we plan to reduce this cost.

For non-medical markets, we're expecting 100K / arm.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks involve execution and insurance.

1. We must continue to get the cost for each arm down and get enough funding to continue to advance the arm.

2. In the medical market specifically, we need to get FDA approval and have each arm reimbursed by insurance.

That said, we are working hard to get funding and continue innovating. Also, we're confident that FDA approval is not a real risk as there are plenty of prosthetic arms today that have been approved.

The hard part about getting insurance to reimburse people for each arm is how much time it will take for the arm to be popular so that insurers will want to reimburse it at large, instead of individual claims. The best strategy for us will be to show insurers the data through future clinical trials. We'll have to show that our bionic arm works and is better than competition.

All in all, it'll take 1-2 years to go to market and another 1-2 years to get this data. We're looking for investors to see our vision for the future.

What do you need the most help with?

If you know someone who has experienced limb loss, please tell them about Atom Limbs. We want to let every amputee in the US know that this arm exists.

What would you do with the money you raise?

With the $1M fundraising goal (including funds raised through Wefunder and off platform), we plan on spending 50% to double our team from 6 to 12-15 people and spending 50% to go towards development.

We plan on hiring more roboticists. In the next 12-18 months, there are 3 milestones we wish to accomplish:

1. Finish the IP transition from John Hopkins to Atom Limbs.
2. Get the line of sight to production intent prototyping (i.e. finish CAD drawings, sketch files, foam prototypes).
3. Do user testing and get more feedback.

Have you been FDA-approved?

We have not yet been FDA approved.

What does going to market look like?

We'll need $10-30M in total to go to market. We plan on dividing this into both dilutive (VC) and non-dilutive (govt grant) funding. This will be on top of the $120M during R&D from DARPA.

Financials

Atom Limbs has financial statements ending December 31 2019. Our cash in hand is $6,800, as of September 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month.

At a Glance

April 23 to December 31

$0
Revenue

-$137,202
Net Loss

$217,049
Short Term Debt

$150,000
Raised in 2019

$6,800
Cash on Hand
As of 09/16/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Atom Limbs is creating the world's first mind-controlled and most advanced bionic arm. To start, we're selling it to amputees and people who suffered limb loss.

We're in conversation with several non-med robotic organizations too — from agriculture, deep sea, hazardous environments, factory ad hoc assembly, and more.

We are currently moving from the clinical stage to the commercial stage, aiming to ship to the market in 2022.
In 5 years, we hope to have sold 1,000 of our initial Atom Touch arms ($100K-$300K each). We hope to be moving to the Atom Touch V2 at a lower price point ($30K-$50K). We want to emphasize that the Atom Touch arm is poised for both medical and non-medical markets. These future projections cannot be guaranteed.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Atom Limbs Inc was incorporated in the State of Delaware in April 2019. Atom Limbs does not currently own the Modular Prosthetic Limb or IP. Atom Limbs currently has executed an exclusive option agreement with JHU APL and intends to negotiate a licensing agreement.

Since then, we have:

- Full arm, hand, and finger dexterity. 200 sensors (100x more than competition).

- CEO prev. cofounder of Bebo (acq. by Amazon). Team: Johns Hopkins, Apple, IDEO, Intel, NASA.
- $120M grant from US from DARPA used for research in the last 15 years.
- In development for 10 years. Trialed by 20 amputees/quadriplegics, military, teleoperations.
- Backed by VILLAGE Global who has LPs that include Bill Gates, Reid Hoffman, Jeff Bezos.
- Founding team includes co-inventors of iMac and da Vinci Surgical System

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0.
- *Assets.* As of December 31, 2019, the Company had total assets of $79,937, including $78,122 in cash.
- *Net Loss.* The Company has had a net loss of $137,202 for 2019.
- *Liabilities.* The Company's liabilities totaled $0 for 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $150,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Atom Limbs Inc cash in hand is $6,800, as of September 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $10,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 24 months.

There have been no major changes since the date our financials cover. Payroll & general expenses have continued. The worldwide COVID pandemic hasn't materially impacted our finances or operations currently.

As we are still progressing thru EVT & DVT development stages, as well as final FDA approval, we don't expect to generate any revenue until 2022. Our Year One revenue expectation in 2022 is $10M (sales of 50 arms). Expenses next 3-6 months are $100-200K. Further breakdown available in the campaign page. These projections cannot be guaranteed.

Total, we expect it to cost an additional $30M for us to get to market.

We have a few different funding options currently in progress: grant applications (SBIR/STTR/DOD), VC fundraising, family office fundraising.

The $120M DARPA award was for the last 15 years of R&D. It is depleted. It was used to fund R&D of a program called Revolutionizing Prosthetics. Both Johns Hopkins and DEKA received the award. Johns Hopkins used the funds for hardware and software R&D, amputee & quadriplegic IDE clinical trials, producing multiple prototypes and versions, media coverage, etc.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
N/A	N/A	-172%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.02	$0	98%
Revenue to Receivables:	**Debt Ratio:**	
~	272%	

19.12.31 FINAL Financials Atom Limbs.pdf

Risks

1. FDA approval isn't an existential risk, but it does take time and money to do. We're mitigating this risk by applying to the Breakthrough Devices Program (BDP) which expedites the process greatly. We can also overlap chunks of the the approval process with product development in parallel. This is how most prosthetics companies run their FDA process.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. Our arm is reimbursed by insurance, not paid for directly by the end user (unless they really want to). This means we have to prove to insurers (both private like Anthem and public like the VA) that we're better than current arms by demonstrating improved Standard of Care (SOC). We're mitigating this risk by gathering clinical data to support this during our FDA approval process; this is very typical among medical devices.

5. Hardware development costs more than software development. Robotic hardware doubly so. This is why it's important to raise as much as possible.

6. Since we are moving this prototype out of the lab and into production, that means the tech transfer process itself can add time and leakage of institutional knowledge. We believe this shouldn't be a major issue because our partners have been excellent about this the past 2 years, but it is still an assumption.

7. The cost of high-end robotics can potentially take several years to come down for it to be accessible for the broader mass market. We aim to make our arms both affordable & accessible. Prosthetic arms today currently sell for $20,000 - $150,000. This shows it's possible to both price higher for more advanced technology, but also that the lower end of the market can't sustain high prices — it's important to be competitive and affordable to enter mid-market and mass-market.

8. COVID-19 may pose a risk to our business as it makes the general economic climate less predictable. Supply chains and customers and investor demand may be altered as a result.

9. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Tyler Hayes	CEO @ Atom Limbs	2019

Officers

OFFICER	TITLE	JOINED
Tyler Hayes	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Joe Moak	3,000,000 Common stock	33.0%
Doug Satzger	3,000,000 Common Stock	33.0%
Tyler Hayes	3,000,000 Common Stock	33.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$11,211	SAFE
04/2019	$150,000	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$250,000	15% toward tech infrastructure costs, 5% toward equipment, 50% toward team/hiring, 5% toward travel/conferences, 19% toward legal/operating costs, 6% towards Wefunder intermediary fees
$1,070,000	15% toward tech infrastructure costs (ship v1 production architecture), 5% toward equipment, 50% toward team/hiring (hire 3 additional product & signal engineers), 5% toward travel/conferences, 10% towards begin FDA pre-submission, 9% toward legal/operating costs, 6% towards Wefunder intermediary fee begin FDA pre-submission

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,000,000	Yes

The Funding Portal

Atom Limbs is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.